EXHIBIT 99.1

Hygo Energy Transition Ltd. Launches Initial Public Offering

Golar LNG Limited ("Golar") announces today that Hygo Energy Transition Ltd. (NASDAQ: HYGO) (“Hygo”), a joint venture with Stonepeak Infrastructure Partners, has launched an initial public offering of 23,100,000 common shares (“common shares”) at an anticipated initial offering price between $18.00 and $21.00 per share pursuant to a registration statement on Form F-1 previously filed with the Securities and Exchange Commission (the “SEC”). In addition, Hygo intends to grant the underwriters a 30-day option to purchase up to an additional 3,465,000 common shares. Hygo has applied to list the common shares on the Nasdaq Global Select Marketplace under the ticker symbol “HYGO.”  Following the consummation of the initial public offering, Golar is expected to own 50,000,000 common shares in Hygo.

Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are acting as joint book-running managers for the offering. The offering of these securities will be made only by means of a prospectus that meets the requirements of Section 10 of the Securities Act of 1933. A copy of the preliminary prospectus may be obtained from:

Morgan Stanley & Co. LLC
Attention: Prospectus Department
180 Varick Street, Second Floor
New York, New York 10014
prospectus@morganstanley.com

Goldman Sachs & Co.
Attention: Prospectus Department
200 West Street
New York, NY 10282
Telephone: (866) 471-2526
prospectus-ny@ny.email.gs.com

About Hygo Energy Transition Ltd.

Hygo provides integrated downstream LNG solutions to underserved markets by delivering low cost, environmentally sound energy alternatives to consumers around the world. Hygo’s business includes (i) its network of existing and development stage marine LNG import terminals, (ii) its ownership of interests in existing and development stage large-scale power plants backed by high quality offtakers, and (iii) the downstream distribution of LNG from its terminals via marine and onshore logistics to major demand centers.

Important Information

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The registration statement may be obtained free of charge at the SEC’s website at www.sec.gov under “Hygo Energy Transition Ltd.” This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar LNG and Hygo undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. Golar LNG and Hygo undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Hamilton, Bermuda

September 17, 2020

Enquiries:

Golar Management Limited: + 44 207 063 7900

Callum Mitchell-Thomson

Eduardo Maranhão

Stuart Buchanan